Mail Stop 4561

August 18, 2009

Gregory Galanis, President
Sweet Spot Games, Inc.
2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429

> **Re:** **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed on August 3, 2009**
> **File No. 333-157281**

Dear Mr. Galanis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 23, 2009.

Executive Compensation

Summary Compensation Table

1. In response to prior comment 2, you have revised your registration statement to disclose the dollar value of the 100,000 shares issued to Ms. Garcia, as reported under the revised column "Stock Awards" and explained in the corresponding footnote 1. However, please revise to disclose if this was calculated in accordance with FAS 123R, as required pursuant to Item 402(c)(2)(v) and Item 402(n)(2)(v) of Regulation S-K. If not, please calculate accordingly. Please also note that for smaller reporting companies, the summary compensation table does not require disclosure for any executive officer, other than the principal executive officer, whose total compensation does not exceed $100,000. See Instruction 1 to the Instructions to Item 402(m)(2) of Regulation S-K.

Financial Information

2. Please provide interim financial statements in accordance with Rule 8-08 of Regulation S-X. Please also update your prospectus throughout to reflect this information, where appropriate, such as in Management's Discussion and Analysis.

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If you have any questions or concerns, please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3462. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551- 3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via Facsimile (704) 944-4280
        Charles Barkley, Esq.